

Offering Statement for Vita Imaging Inc. ("Vita Imaging")

Vita Imaging Inc. ("Vita Imaging, Inc.," the "Company," "we," or "us"), a Delaware Corporation incorporated on March 14, 2019, is holding the following offering:

Up to $3,804,014.70 in Common Stock at $5.70 per share with a minimum target amount of $9,997.80.

Offering Minimum: $9,997.80 | 1,754 shares of Common Stock
Offering Maximum: $**3,804,014.70** | 667,371 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.70 per Share
Minimum Investment Amount (per investor): $570.00 | 100 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $570.00. The Company must reach its Target Offering Amount of $9,997.80 by October 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,997.80 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Repeat Investor Bonus (issued after the raise:
Existing Investors will receive 10% bonus shares on their investment.

Time-Based Incentive (issued after the raise):
Invest within the first $300k raised and receive 10% bonus shares on your investment.

Investors may only receive one bonus incentive; they cannot combine both bonuses to receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****Fractional shares will be rounded up

<u>Voting Proxy.</u> Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Subscription Agreement and on behalf of the Subscriber, (i) vote all Shares; (ii) give and receive notices and communications; (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Subscription Agreement; and (iv) take all actions necessary or appropriate, in the good faith judgment of the CEO, for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 4(z) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Shares. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@highlander.ai

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation

A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF

NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

 https://www.vita-imaging.com/investors/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Vita Imaging Inc.
47633 Westinghouse Drive
Fremont, CA 94539

Eligibility

The following are true for Vita Imaging Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Yes.

The Company's Form C-AR for the year ended December 31, 2025, was due on April 30, 2026, and was filed on July 9, 2026, approximately 70 days after the applicable deadline. The delay resulted from the time required to complete the Company's independent audit of its financial statements for the applicable fiscal year. The audit has since been completed and the audited financial statements are included in this report as Exhibit B. The Company has resumed compliance by filing this Form C-AR and posting it on its website.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Thinh Tran: Founder, CEO, Director

Mr. Tran's primary position is with the issuer.

Employee Background

Thinh Tran has served as the Chief Executive Officer of the issuer since March 2019. He also serves as CEO, and director of TibaRay, Inc., a medical device company that is also in the oncology sector, since May 2025. His principle occupation is serving as CEO and director of two medical device companies. Mr. Tran devotes time to Vita in his own discretion. Thinh was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a startup to a publicly traded NASDAQ company, before leaving in 2018. Thinh has extensive experience raising capital, executing M&A transactions, and advising startups.

3-Year Work History

Vita Imaging Inc. | CEO | Mar 2019 – present

TibaRay, Inc. | CEO | May 2025 - present

Employee Name and Title

Victoria Reade: COO

Mrs. Reade's primary position is with the issuer.

Employee Background

Victoria brings over 25 years of leadership in healthcare, medtech, and clinical research. Her principal occupation is COO of the issuer since March 2019. Victoria held executive roles at Scripps Clinic, Pacificare, and College Medical Center, and founded Ion Therapeutics, a medical device and biologics company, where she secured FDA device approval. Victoria holds an MBA from Pace University and a BSN from the University of Tennessee Health Sciences Center. She is a Fellow of the UK Royal Society of the Arts.

3-Year Work History

Vita Imaging Inc. | COO | Mar 2019 – present

Employee Name and Title

Dzung Wright: CFO

Mrs. Wright's primary position is with the issuer.

Employee Background

Ms. Wright is the Chief Financial Officer of Vita Imaging, Inc. Her principle occupation is CFO of the issuer from September 2022 to present. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology.

3-Year Work History

Vita Imaging Inc. | CFO | Sept 2022 – present

Key Scientific, Inventor & Clinical Partners

Haishan Zeng, PhD: BCCA Distinguished Scientist, Lead Inventor of AURA & CORE

Dr. Zeng is a Distinguished Scientist with the Integrative Oncology Department (Imaging Unit) of the BCCA & Professor of Dermatology and Skin Science at UBC. He has 150+ Peer Reviewed Publications and 28+ patents related to optical diagnosis and therapy. Dr. Zeng holds a PhD in Biophysics from UBC and is the lead Inventor of the Rapid Raman Spectroscopy Platform Technology developed at BCCA, including the AURA and CORE.

Harvey Lui, MD, FRCPC: Principal Investigator of Clinical Studies & Co-Inventor

Dr. Lui is a Professor of the Department of Dermatology and Skin Science at UBC. Previously, he was President of the International League of Dermatological Societies, an active member of the Photomedicine Society, and Canadian Dermatology Association, amongst other medical organizations.

Dr. Lui received his MD from UBC and completed an advanced fellowship at Massachusetts General Hospital and Harvard Medical School. Dr. Lui is a Co-Inventor of the AURA.

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Ownership

The following table sets forth information regarding the beneficial ownership of 20% or more of the Company's outstanding voting equity securities, calculated on a fully diluted basis.

Name of Holder	Number and Class of Securities Owned	% of Voting Power**
Thinh Tran, CEO	4,000,000 Common Stock	40.3%
Thinh Tran, CEO	1,202,795 Series A Preferred Stock*	12.1%
Total	5,202,795	52.4%

* Assuming complete exercise of the Convertible Note for $2,405,489 (as of May 31, 2026) into Series A Preferred shares at $2.00 per share.

** Based on a fully diluted number of 9,927,538 voting shares assuming exercise of 942,000 issued options into Common shares and the Convertible Note amount outstanding as of May 31, 2026, into 1,202,795 Series A Preferred shares.

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Company Overview

In 2019, Vita Imaging, Inc. purchased the assets of a Canadian company and then partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency Research Centre (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, platform Raman spectral technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists and Clinicians in the development and patenting of this pioneering platform technology. This cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting-edge technologies.

As its lead product, the Company plans to launch "Aura", a skin cancer diagnostic device, since it is the most advanced and market-ready.

A comprehensive analysis of a 1,000-lesion study utilizing the Aura technology was accepted for publication by *Cancer Research*, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially help support the U.S. regulatory program.

We believe the technology upon which the Aura is based is fully extensible to early detection systems for other types of cancer, including lung, gastrointestinal, colorectal, and cervical cancers utilizing a fiber optic probe that is inserted into the biopsy channel of an endoscope. Several pilot studies have been completed with the results published in peer-reviewed journals.

Intellectual Property

We have licensed exclusive world-wide rights to several patents from UBC and BCCA:

Title	Country	Status
In Vivo Raman endoscopic probe and methods of use	USA	Issued
Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy	USA	Issued

Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements	USA China	Issued
Optical standard for calibration of spectral measuring systems	USA China	Issued
Method and Apparatus for Optical Measurements under Ambient Light Conditions	USA	Issued
Image Guided Micro-Raman Spectroscopy	USA	Issued
Apparatus and methods relating to high-speed Raman Spectroscopy	USA	Issued
Endoscopic Raman Spectroscopy Device	USA	Issued

Pursuant to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or CND$25,000 per year. Additionally, the licensor shall receive certain milestone payments in the event of certain liquidation events.

Prior to Vita-Imaging acquiring the license to the platform Raman spectral imaging technology from the BC Cancer Agency, an unrelated Canadian company, Verisante Technology, Inc., expended considerable effort in the development of the Aura. Vita Imaging purchased the cancer detection business assets from Verisante in 2019 and additionally licensed the underlying technology from the BC Cancer Agency.

Business Model

Vita intends to sell the device and then earn recurring revenue from the sale of regulatory approved accessories such as the disposable probe tips and maintenance contracts. The patented disposable tips are necessary to confirm the calibration of the device prior to scanning a patient as well as the prevention of cross-comtamination. The industry standard for maintenance contracts is 10% of the initial sales price per year.

Vita plans to partner with Physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, and Medical Spas to establish market leadership and credibility within the healthcare community.

Two Medicare administrative contractors covering Florida, as well as certain central and mid-Atlantic states, recently included the NeviSense CPT code in their fee schedules. Management believes that this breakthrough in obtaining Medicare coverage for a spectral skin cancer diagnostic device demonstrates that, subject to FDA market clearance, obtaining a CPT code and Medicare coverage for the Aura is probable because the Aura has superior sensitivity and specificity compared to NeviSense and works on both melanoma and non-melanoma skin cancers. On May 30, 2025, a significant milestone was reached when the American Medical Association CPT Editorial Panel announced a Category III CPT code for the Vita-Imaging Aura device with a release date of July 1, 2025, and a publication date of January 1, 2026.

Business Partnerships & Relationships

Vita also has access to BCCA's robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. We believe this gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Competitors

To our knowledge, AURA would be the only Raman-spectroscopy-based skin cancer diagnostic device in the market. Our leading competitors are NeviSense owned by SciBase, a Swedish company, and DermaSensor which is based in Florida. DennaSensor has only recently received FDA clearance and is at the product launch stage. NeviSense is currently the market leader with their device in use in over 400 clinics in Europe and the USA.

Unlike NeviSense, which is melanoma-focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which compromise 90% of skin cancers. AURA is able to detect to have a higher sensitivity, specificity and real-time/speed to results over its competitors. With NeviSense, prior to measurement, the lesion must be moistened for 30 seconds. No such preparation is required for an Aura measurement. After moistening the lesion, a NeviSense measurement takes 8 seconds. The Aura measurement is 25 times faster than NeviSense, has greater accuracy, and is intended for both melanoma and non-melanoma skin cancers.

Published clinical study results concluded that Derma Sensor had an overall sensitivity of 95.5% and specificity of 20.7%. The Aura, by comparison, had an overall sensitivity of 99% and specificity of 44.5%. DermaSensor requires five scans of the same lesion to produce a result versus a single 1.5-second scan for the Aura. The Aura is easy to use and requires relatively little end-user training.

Because it can detect both Melanoma and NMSCs with a high degree of accuracy, we believe AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection than competitors that only detect melanomas. Subject to FDA market clearance, AURA would be the only skin cancer detection device in the US market for both Dermatologists and PCPs PCPs that assists with the diagnosis of both melanoma and non-melanoma.

	Sesitivity	Specificity	Melanoma	NMSC
Aura	99%	44.5%	Yes	Yes
DermaSensor	95.5%	20.7%	Yes	Yes

NeviSense	96.6%	34.4%	Yes	No

1. Merry SP, Chatha K, Croghan I, Nguyen VL, McCormick B, Leffel D. *Clinical Performance of Novel Elastic Scattering Spectroscopy (ESS) in Detection of Skin Cancer: A Blinded, Prospective, Multi-Center Clinical Trial. J Clin Aesthet Dermatol* 2023 April: 16(4 Suppl): s16.

2. Zhao J, Zeng H, Kalia S, Lui H. *Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics.* 2019 Dec;1(1-2):e201900016.

3. Malvehy J, Hauschild A, Curiel-Lewandrowski C, Mohr P, Hofmann-Wellenhof R, Motley R, Berking C, Grossman D, Paoli J, Loquai C, Olah J, Reinhold U, Wenger H, Dirschka T, Davis S, Henderson C, Rabinovitz H, Welzel J, Schadendorf D, Birgersson U. Clinical performance of the Nevisense system in cutaneous melanoma detection: an international, multicentre, prospective and blinded clinical trial on efficacy and safety. Br J Dermatol. 2014 Nov;171(5):1099-107. doi: 10.1111/bjd.13121. Epub 2014 Oct 19. PMID: 24841846; PMCID: PMC4257502.

Industry

According to the American Academy of Dermatology, skin cancer is the most common form of cancer in the US and worldwide with 1 in 5 Americans developing skin cancer in their lifetime. In the United States, 5 million people are treated annually for skin cancer with treatment costs of $8.1 billion ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma). When detected early, the five-year survival rate for melanoma is 94% hence the urgent need for physician support tools like Aura.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) has risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for Melanoma.

Current Stage

AMA CPT Code

In May 2025, the AMA CPT Editorial Panel approved Vita Imaging's application for a Category III CPT Code which became effective as of January 1, 2026. This designation recognizes AURA as an emerging AI supported diagnostic technology suitable for expanded use by qualified healthcare professionals (QHP). Securing the CPT Code is a major step towards future reimbursement by Medicare and private insurers.

FDA Reclassification of AURA Device

Effective April 24, 2026, the Food and Drug Administration (FDA) issued a final order reclassifying optical diagnostic devices for skin cancer and melanoma detection from a Class III into a Class II device to support broader access while strengthening special controls to ensure safety. Reclassification of AI-powered skin cancer detection devices from Class III to Class II streamlines the path to market for innovative technologies, reduces regulatory burdens on manufacturers, enables faster adoption by clinicians, and increases access to adjunctive tools that help non-dermatologists detect high-risk lesions earlier.

AURA benefits from the reclassification as it will be reclassified from a Class III to a Class II device which significantly advances its progress towards FDA market clearance. Under the lower classification, AURA will use a "predicate" or an existing, FDA approved device, as a benchmark to demonstrate that it is "equivalent" in safety and effectiveness thus enabling a faster approval pathway.

After completing the FDA precision study around July 2026, Vita Imaging will submit a 510(k) application to the FDA for AURA's approval under its new classification as a Class II device. FDA approval is projected by Q4 2026.

FDA Studies in 2026

The FDA asked Vita Imaging to collect additional Repeatability and Reproducibility (R&R) data. Its purpose is to demonstrate the precision, reliability, and consistency of a device's performance. Vita Imaging partnered with Saguaro Dermatology in Arizona to conduct the R&R or US-04 Study. Building upon data collected from previous US studies, the R&R study will be a short-term study involving 50 subjects with an anticipated completion by end of July 2026.

Vita Imaging is in discussion with the FDA on whether an additional study (Multiple Reader, Multiple Case or MRMC Study) is necessary under the recent reclassification. At the FDA's request, Vita Imaging will submit a formal request for feedback or a Q-Sub on whether the MRMC is required.

CE Mark Certification

Vita Imaging is working with Notified Body, BSI, to secure a CE Mark Certification that allows AURA to be marketed in the European Union (EU). Based on our discussions with BSI, it is anticipated that the certification will be issued before year end of 2026.

ISO 13485 Quality Certification

As part of the CE Mark Certification, Vita Imaging is required to obtain ISO 13485 certification which is the internationally recognized standard for Quality Management Systems (QMS) tailored specifically for the medical device industry. It ensures manufacturers can consistently design, produce, and service safe, effective medical devices that meet regulatory requirements and customer needs throughout the entire product lifecycle.

Vita Imaging successfully passed ISO 13485 Certification and was issued a certificate on June 25, 2026.

Authorized Representative

Vita Imaging has partnered with EU based, Apotech, to serve as its Authorized Representative in the EU, UK, and Middle East. An Authorized Representative (EUAR or CE REP) acts as a legal entity established within the EU, acting on behalf of a non-EU manufacturer to ensure compliance with European Medical Device Regulations (EU MDR/IVDR). Apotech's primary role involves acting as the regulatory contact point for EU Authorities.

Market Expansion to the UK and Middle East (UAE & KSA)

Upon securing a CE Mark, Vita Imaging will register under UK's MHRA (Medicines and Healthcare Products Regulatory Agency) so that AURA can be made available on the Great Britain (GB) market. There is great potential to expand customers in England as General Practitioners (GPs) serve as "gatekeepers" for healthcare access and AURA would be an effective tool in helping reduce long patient wait times, reduce unnecessary specialist referrals, and improve early diagnosis of skin cancers, at the primary care level.

In addition to the EU and UK, Vita Imaging is expanding to emerging markets that demonstrate high potential for growth due to the rise in skin cancer and adoption of innovative skin cancer diagnostics tools. Vita Imaging will register AURA in the United Arab Emirates (UAE) and the Kingdom of Saudi Arabia (KSA) upon successfully passing ISO 13485 Certification. The UAE and KSA conduct their own review and allow for fast-track device registration within 1-3 months. In the KSA, all health insurance are legally required to cover diagnostics and treatment for skin cancer. In the UAE, there are government initiatives promoting skin screening & public awareness of skin cancer. Insurance is expected to expand coverage for cancer screening to include skin cancer in the near future.

Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES REFERRED TO HEREIN, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY DOCUMENT OR LITERATURE.

THESE SECURITIES WERE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT

THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Regulatory Hurdles

The diagnostic medical device industry is one that encounters significant regulatory hurdles in getting technological advances approved, as well as intense pressure to assure that their technologies are cost-saving or cost-effective. These regulatory hurdles, as well as marketplace demands, increase the cost of innovation, as well as the potential risk of failure, which would have a material adverse effect on the Company's performance. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which the Company may encounter in light of the extensive regulatory environment within which the Company's business is carried out. The process of obtaining necessary regulatory approval is lengthy, expensive and uncertain. The Company or its collaborators may fail to obtain the necessary approvals to commence or continue to manufacture or market the Company's potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new medical devices that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Medical Product Liability

Many of the products we are depending on to drive future growth are not yet ready for sale. If any of these products do not achieve market acceptance, our ability to generate revenue will be adversely affected. If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged. The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of medical devices. There can be no assurance that users will not claim that effects other than those intended have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product related risks or product related information or other safety issues with respect to these or other products we manufacture, or sell could result in an unsafe condition or injury to, or death of, a user. There can be no guarantee that product liability lawsuits will not be brought against us even if such products have been used for their approved indications and appropriate labels have been included. In the event of allegations that our any of our products are harmful, we may experience reduced demand for our products. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount of damages. The outcome of litigation is difficult to assess or quantify. The cost to defend against litigation may be significant. We currently do not have insurance covering the costs and losses because of product recalls or failures or other liabilities. Such insurance is expensive. If we seek insurance, there is no guarantee it will be available on acceptable terms. Even if obtained, insurance may not fully protect the Company or its employees from liability or losses. Some manufacturers that have suffered such liability claims or losses in the past have been forced to cease operations or claim bankruptcy.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	1,754 Common Stock
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	6,533,860 Common Stock
Maximum Amount of the Securities Offered	667,371 Common Stock
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	7,199,477 Common Stock
Price Per Security	$5.70
Minimum Individual Purchase Amount	$570.00
Offering Deadline	October 30, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Vita Imaging, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,997.80 and $3,804,014.70 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,997.80, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,997.80, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$489.89	4.90%	$186,396.72
Operations	95.10%	$9,507.91	30.00%	$1,141,204.41
Marketing	0.00%	$0.00	13.00%	$494,521.91
Research & Development	0.00%	$0.00	13.00%	$494,521.91
Company Employment	0.00%	$0.00	12.00%	$456,481.76
Working Capital	0.00%	$0.00	27.10%	$1,030,887.98
Total	100%	$9,997.80	100%	$3,804,014.70

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $3,804,014.70 in Common Stock at $5.70 per share with a minimum target amount of $9,997.80.

Offering Minimum: $9,997.80 | 1,754 shares of Common Stock
Offering Maximum: $**3,804,014.70** | 667,371 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.70 per Share
Minimum Investment Amount (per investor): $570.00 | 100 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $570.00. The Company must reach its Target Offering Amount of $9,997.80 by October 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,997.80 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Repeat Investor Bonus (issued after the raise:
Existing Investors will receive 10% bonus shares on their investment.

Time-Based Incentive (issued after the raise):
Invest within the first $300k raised and receive 10% bonus shares on your investment.

*Investors may only receive one bonus incentive; they cannot combine both bonuses to receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****Fractional shares will be rounded up

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Common Stock in the Company does have voting rights, however in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Subscription Agreement and on behalf of the Subscriber, (i) vote all Shares; (ii) give and receive notices and communications; (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Subscription Agreement; and (iv) take all actions necessary or appropriate, in the good faith judgment of the CEO, for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 4(z) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Shares. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes

within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	6,532,106	Yes	No
Series A Preferred Stock	2,140,000	1,250,637	Yes	Yes, liquidation preference
Series A-1 Preferred Stock	360,000	0	Yes	Yes, liquidation preference

	Class of Security	No. of shares reserved for issuance upon exercise
Options:	Common Stock	942,000
Convertibel Note:	Series A Preferred Stock	1,250,000

See Exhibit D for complete information on voting rights and preferences.

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The company has Common Stock, Series A Preferred Stock, and Series A-1 Preferred Stock. The Company is offering Common Stock in this offering; in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $44,361,635.10 pre-money valuation, when excluding outstanding options.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

Creditor: Thinh Tran
Amout Owed: $2,405,589 (including interest as of May 31, 2026)
Interest Rate: 3.0%
Maturity Date: March 31, 2028
Description: $2,500,000 Unsecured Promissory Note and Line of Credit. 3% annual interest loan becomes due on change of control and is then repayable at 2x the outstanding principal plus accrued interest. It is also convertible into Series A Preferred shares at $2/share at the option of the creditor.

24. What other exempt offerings has the Company conducted within the past three years?

Name: Series A Preferred Shares
Type of security sold: Equity
Final amount sold: $2,015,000.00
Number ofSecuri.ties Sold: 1,007,500
Use of proceeds: Operations, FDA submission, prototype build
Date: December 31, 2021
Offering exemption relied upon: Reg D Rule 506(b)

Type of security sold: $2,500,000 Unsecured Line of Credit and Convertible Promissory Note
Final amount sold: $2,405,589 (including interest as of May 31, 2026)
Interest Rate: 3%
Use of proceeds: Operations, FDA submission, initial production run
Date: February 10, 2023; Restated and Amended July 1, 2026
Maturity Date: March 31, 2028
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $824,037.60
Number of Securities Sold: 159,522
Use of proceeds: Operations, FDA submission, prototype build
Date: November 22, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $359,727.00
Number of Securities Sold: 70,313
Use of proceeds: Operations, FDA submission
Date: July 05, 2024
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $836,252.70
Number of Securi,ties Sold: 223,151
Use of proceeds: Operations, FDA submission
Date: March 24, 2025
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $367,484.70
Number of Securi,ties Sold: 83,857
Use of proceeds: Company Employment, Marketing, Working Capital
Date: Feb 5, 2026
Offering exemption relied upon: Regulation CF

Name: $500,000 Unsecured Line of Credit and Convertible Promissory Note *
Type of security sold: Convertible Debt
Final amount sold: $500,000
Interest Rate: 3%
Use of proceeds: Company Employment, Marketing, Working Capital
Date: May 26, 2026
Maturity Date: March 31, 2027
Exemption relied upon: Section 4(a)(2)
*On July 1, 2026, $486,274 of the outstanding principal and accrued interest under this note was converted into 243,137 shares of Series A preferred stock at the option of the holder, pursuant to Section 3(a)(9) of the Securities Act. No additional consideration was paid by the holder in connection with the conversion. The remaining balance of $15,000 of principal was repaid to the lender.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Creditor: Thinh Tran
Relationship to Company: CEO & Chairman
Nature/amount of interest in the transaction: Loan to Company of $2,405,589
Material Terms: The Company entered an unsecured convertible promissory note and line of credit with a related party on February 10, 2023. $2,405,589 has been advanced to the Company as of May 31, 2026 (including interest). The line of credit was amended and restated on July 1, 2026 to increase the maximum amount to $2,500,000 with a maturity date of March 31, 2028, or upon change of control. It is convertible into Series A Preferred Shares at $2.00 per share at the holder's option and is subject to 3% annual interest.

Name of Entity: Thinh Q. Tran
Relationship to Company: CEO & Chairman
Nature/ amount of interest in the transaction: Office space lease
Material Terms: On May 28, 2026, the Company entered into a formal lease agreement with TibaRay, Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. The lease became effective on June 1, 2026, and provides for a non-cancellable term of one year ending May 31, 2027. Thereafter, the lease continues on a month-to-month basis until terminated by either party. Monthly lease payments of $2,300 commenced on June 1, 2026.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ended December 31, 2025, compared to the year ended December 31, 2024.

Revenue

Revenue for fiscal year 2025 was $0 compared to $0 in fiscal year 2024. The Company is a medical device manufacturer and does not anticipate revenue prior to receiving FDA clearance. The Aura product market launch is projected to be in 2026, subject to regulatory approval.

Cost of Sales

Cost of Sales for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.

Gross Margins

Gross margins for fiscal year 2025 were $0 compared to $0 in fiscal year 2024.

Expenses

Expenses for fiscal year 2025 were $1,785,022 compared to $1,128,407 in fiscal year 2024. The increase of

$656,615 was due to an increase in R&D expense of $557,725, from $468,261 in 2024 to $1,025,986 in 2025 plus an increase in G&A expense of $98,890, from $660,146 in 2024 to $759,036 in 2025. The R&D increase is due to the increase in expenditure on clinical studies for FDA marketing clearance. The G&A expense increased due to the increase in financing activities, securityholder relations, our CPT code application, and clinical study administration to support our FDA application.

Known Material Changes Since December 31, 2025

Since December 31, 2025, the Company completed a Regulation CF financing for $367,484.70, received additional advances under the founder line of credit, completed a $500,000 convertible note financing with a third-party financing source, entered into a related-party office lease, obtained ISO 13485 certification, and continued FDA-related activities for the Aura device. These developments are reflected in the liquidity, indebtedness, related-party transaction, and business update disclosures in this Annual Report.

Historical results and cash flows

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion that the historical cash flow will not be indicative of the revenue and cash flow expected for the future because the Company is projecting product sales and revenue in the next 12-24 months subject to receiving FDA clearance. Past cash was primarily generated through equity investments and loans. Our goal is to obtain FDA clearance and begin sales and marketing in 2026. We project positive cash flow in the second year after FDA clearance from revenue generated by the Aura product.

Liquidity and Capital Resources

In March 2025 the Company closed a Regulation CF financing in the amount of $836,252.70. In February 2026 the Company closed a Regulation CF financing for $367,484.70. During 2025 the Company also received $500,000 pursuant to a convertible note with the founder and CEO. In 2026 the founder and CEO of the Company advanced an additional $410,000 as of May 31, 2026, for a running total of $2,405,589. On May 26, 2026, the Company closed another convertible note financing with a third-party financing source in the amount of $500,000 with 3% annual interest. As of June 30, 2026, the Company had $451,656 cash on hand.

Additional Sources of Capital

The Company has contemplated additional future sources of capital including venture capital, Regulation D Rule 506 private placements, and Regulation CF financings.

For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this**

offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

ii. Places limitations on the activities, functions or operations of such person?

iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Vita Imaging, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)